Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

December 7, 2016

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:                   Legacy Reserves LP
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed February 24, 2016
File No. 1-33249

Dear Mr. Schwall:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 28, 2016, with respect to (i) Legacy’s Form 10-K for the Fiscal Year ended December 31, 2015 filed with the Commission on February 26, 2016, File No. 001-33249 (our “Form 10-K”) and (ii) Legacy’s Form 8-K filed on February 24, 2016, File No. 001-33249 (our “Form 8-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Glossary of Terms, page ii

1.                                      The definitions of proved developed and proved undeveloped reserves appear to predate the current definitions in Rule 4-10(a) of Regulation S-X.  Please revise your disclosure to remove the inconsistency with the definitions in Rule 4-10(a)(6) and (a)(31) of Regulation S-X.

Response: We acknowledge the Staff’s comment and in future filings will modify our definitions of proved developed and proved undeveloped reserves to conform to the current definitions provided in Rule 4-10(a)(6) and (a)(31) of Regulation S-X, as presented below:

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

“Proved developed reserves. Reserves that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped reserves or PUDs. Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Proved reserves for other undrilled units are claimed only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven effective by actual projects in the area or in an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.”

Business, page 1

Development Activities, page 3

2.                                      Disclosure provided on page 4 indicates that out of the 190 total gross proved undeveloped locations at the beginning of 2015, you converted 2 gross proved undeveloped locations to developed status and removed an additional 160 gross locations, primarily due to the decline in commodity prices or changes in your future drilling plans which result in PUD locations that are not scheduled to be drilled within five years of initial disclosure as proved reserves.  Please expand your disclosure to clarify the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015 will not be developed within five years since your initial disclosure of these reserves.  As part of the expanded disclosure relating to the conversion of your proved undeveloped reserves, please explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X.

Response: Our drilling development plan was revised in 2015, which, as noted in the Staff’s comment, resulted in the removal of 160 gross locations from our proved undeveloped reserves (“PUDs”) schedule included in the Form 10-K.  Our PUDs disclosed in the Form 10-K as of December 31, 2015 were 2.5 MMboe and $14.9 million of Standardized Measure, representing

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

1.5% and 2.1% of our total company statistics, respectively, both of which we believe to be immaterial.  None of these reserves has been carried on our books for more than five years.

3.                                      Please provide us with your development schedule, indicating for each future annual period, the number of net wells drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed.  Please refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.  You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: Each year, the Board of Directors of our general partner approves an annual capital expenditure budget based on its review of numerous factors, including a five-year development plan that management has established.  Given the volatility of the oil and gas industry including commodity prices, supply of labor and services, availability of employee’s time, regulatory permitting, and other important factors, our chief executive officer has authority to determine the specific uses of the annual capital expenditure budget, including the development of certain PUDs as identified in the development plan.  We confirm that the PUDs included in the Form 10-K were part of the development plan then adopted by our management in accordance with our internal approval process.

4.                                      We also note disclosure provided on page 17 indicating that recalculating your proved reserves as of December 31, 2015, using the five-year average forward prices as of February 12, 2016 for both WTI oil and NYMEX natural gas results in a reduction to your currently disclosed proved reserves.  You disclose that this 5-year NYMEX forward strip price is not necessarily indicative of your overall outlook on future commodity prices.  Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2015 gave consideration to the commodity prices that you anticipate will be in effect at the time of development of your proved undeveloped locations and that the related reserves would be economically viable based on those assumptions.

Response:  Our decision to proceed with the development of the PUDs disclosed in the Form 10-K as of December 31, 2015 was based in part on our assumptions that commodity prices that would be in effect at the time of the development of such locations would be greater than the prices required to be used to determine the economic viability of the PUDs as of December 31, 2015 and that the costs associated with such development would not then render such PUDs uneconomic.  These

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

assumptions are based on many industry factors and may not align with the 5-year NYMEX strip price.  If we perceive that delaying the development of our PUDs would improve the overall investment return to Legacy, we would likely modify our development plan to drill these PUDs at a later time. In addition, as commodity prices decline, we expect related drilling and completion costs, lease operating costs and other costs would decline as well. All of these variables are evaluated to determine economic viability, which is fundamental in the establishment, modification and implementation of our five-year development plan.

Properties, page 34

Developed and Undeveloped Acreage, page 41

5.                                      Please clarify for us if you classify acreage currently held by production as either developed or undeveloped acreage.  Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.  Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Response:  The undeveloped acreage in the Form 10-K includes both undrilled acreage that is held by production and, to a lesser extent, leasehold acreage that is not held by production and is subject to the primary term of the leases.  In future filings that include our leasehold acreage, we will modify the disclosure to clarify this classification by revising the footnote related to undeveloped acreage in a manner similar to the following (subject to changes in circumstances as it relates to the last two sentences):

“Undeveloped acres include acres held by production but not currently allocated or assigned to producing wells or wells capable of production and acres not held by production and subject to the primary term of the leases, regardless of whether such acreage contains proved reserves.  All of our proved undeveloped locations are located on acreage currently held by production.  As the economic viability of any potential oil and natural gas development related to the acres not held by production is remote, we have assigned no value to our acreage not held by production and thus the minimum remaining term of those leases is immaterial to us.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Capital Resources and Liquidity, page 55

6.                                      You reference, both in this section and under “Risk Factors,” possible violations of your debt covenants.  Please provide us with quantitative information regarding your current compliance with those covenants.

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

Response:  We acknowledge the Staff’s comment and will provide supplementally to the Staff evidence of our compliance with our debt covenants as of September 30, 2016, which is the most recent test performed.  Our forecasts at the time of the filing of the Form 10-K indicated that we may not be in compliance with our debt covenants in effect at that time if commodity prices did not increase in 2016, or if we were unable to successfully execute certain projected asset sales.  We note that since the time of filing of the Form 10-K, certain of our debt covenants have changed pursuant to an amendment to our credit facility, and we have been in compliance with the amended debt covenants in each quarter of 2016.  Disclosure regarding our compliance with our debt covenants based on the first, second and third quarters of 2016 was provided in the corresponding Form 10-Qs for each respective quarter and will be included in our Form 10-K filed for the year ended December 31, 2016.

Critical Accounting Policies and Estimates, page 65

7.                                      Your disclosure indicates that you recognized $633.8 million of impairment expenses to your proved and unproved properties in 2015.  In addition, you state that “As commodities futures prices have declined further subsequent to the date of these financial statements, we believe it is reasonably likely that additional impairments may occur.” Revise to provide a more robust discussion of your critical accounting policies and estimates that focuses on the assumptions and uncertainties that underlie the process through which you evaluate your properties for impairment.  Your revised disclosure should qualitatively and quantitatively analyze the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied.  Refer to section V of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment. The estimates of future commodity pricing used in our impairment assessments of proved and unproved properties are developed with consideration of market information, internal forecasts and published forward prices.  We believe the disclosures throughout our Form 10-K address the uncertainty of key assumptions applicable to us and also common in our industry, more specifically as it relates to oil and natural gas prices and quantities of oil and gas reserves. We have discussed the assumptions and uncertainties that specifically impact our review of properties for impairment further in our Critical Accounting Policies and Estimates disclosure under “Nature of Critical Estimate Item: Oil and Natural Gas Property Impairments” on page 67 of the Form 10-K.  The excerpted language is as follows:

“Nature of Critical Estimate Item: Oil and Natural Gas Property Impairments — Oil and natural gas properties are reviewed for impairment when facts and circumstances indicate that their carrying value may not be recoverable. Legacy compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. These future price scenarios reflect Legacy’s estimation of future price volatility. If net capitalized costs exceed estimated

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

undiscounted future net cash flows, the measurement of impairment is based on estimated fair value, using estimated discounted future net cash flows. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in Legacy’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Legacy’s management believes will impact realizable prices.”

In addition, we address the potential for impairments on page 47 of the Form 10-K in the Outlook section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The excerpted language is as follows:

“As a result of the drastic decline in commodity prices in 2015, we recognized an impairment expense of $633.8 million in the value of our oil and natural gas properties. The drastic decline in commodity prices is also primarily responsible for an increase in operating loss from $356.9 million in 2014 to an operating loss of $725.7 million, including impairment of $633.8 million, in 2015 as compared to impairment of $448.7 million in 2014. A sustained period of reduced commodity prices will continue to have an adverse effect on our operating income in future periods resulting from decreased revenues and higher depletion rates.”

As commodity prices are the more volatile of our assumptions, we propose modifying our disclosure under “Critical Accounting Policies and Estimates—Nature of Critical Estimate Item: Oil and Natural Gas Property Impairments” in future filings to include the disclosure below, which addresses a percentage decline in commodity prices as a sensitivity to potential future impairments of our proved properties.

“As of December 31, 2016, a 10% decrease in net cash flows attributable to our production caused by any one or a combination of variables, including commodity prices, development costs, changes in production levels or other factors, would increase our recognized oil and natural gas property impairments by [x].”

Form 8-K filed February 24, 2016

EX-99.1

8.                                      We note that you began deducting development capital expenditures instead of estimated maintenance capital expenditures in calculating the non-GAAP measure “Distributable Cash Flow” in 2015.  Revise to explain the reasons for this change and to compare the

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

December 7, 2016

                                                usefulness of the revised measure of “Distributable Cash Flow” to the measure previously provided.  As part of your revised disclosure, provide additional information describing the basis on which you calculate development capital expenditures.  Please include your proposed revisions as part of your response.

Response: We acknowledge the Staff’s comment.  We have removed maintenance capital expenditures from the calculation of Distributable Cash Flow since the disclosure of such is no longer useful to investors and may imply that we are in fact expending sufficient amounts to fully offset anticipated declines in production. We began deducting development capital expenditures from the calculation of Distributable Cash Flow as the funds used for these expenditures would not be available on a discretionary basis for distributions and therefore should not be included in our Distributable Cash Flow.  We note that in our most recent filings, we no longer include the footnote to our Distributable Cash Flow Calculation discussing maintenance capital expenditures that was included in the Form 8-K, but instead have included the footnote below to our Development Capital Expenditures line item:

“Represents total capital expenditures for the development of oil and natural gas properties as presented on an accrual basis. For 2016, we intend to fund our total oil and natural gas development program from net cash provided by operating activities.”

*******

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:	George J. Vlahakos
Andrews Kurth Kenyon LLP